SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on September 16, 2021 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s Shareholders’ registry on August 5, 2021 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Cheong, Seung-Il, President & CEO of KEPCO

We hereby call the fiscal year 2021 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: October 14, 2021 / 10:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, The Republic of Korea

  KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Standing Director

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, Joo-soo
Name:	Park, Joo-soo
Title:	Corporate Vice President

Date: September 29, 2021

Agenda 1. Election of a Standing Director

•	Lee, Heung-Joo

•	Gender : Male

•	Date of Birth : February 20, 1962

•	Current Position in KEPCO : Corporate Vice President & Head of UAE Nuclear Project Department (from Dec. 2019 and on)

•	Previous Positions in KEPCO

•	Assistant Vice President & Head of Program Management Team under UAE Nuclear Project Department (from Dec. 2013 to Dec. 2019)

•	General Manager of Project Control Team under Project Management Department of UAE Nuclear Power Project (from Apr. 2013 to Dec. 2013)

•	General Manager of Abu Dhabi Team of UAE Nuclear Power Project (from Mar. 2012 to Apr. 2013)

•	General Manager of Project Control Team of UAE Nuclear Power Project (from Jan. 2011 to Mar. 2012)

•	General Manager of Construction Management Team of UAE Nuclear Power Project (from Aug. 2010 to Jan. 2011)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

The nominee, Mr. Lee, Heung-Joo, has proved outstanding capabilities and competency during his tenure in various departments while working on many overseas and nuclear power projects in KEPCO, from UAE Nuclear Project Department to UAE Nuclear Power Site. The nominee is an expert in nuclear power projects and has been involved in construction and management of diverse domestic and overseas nuclear power sites, including Wolsong #2, 3 and 4 units in South Korea, Kumho Nuclear Power Site in North Korea, and also coordinated entering into the contract of UAE Nuclear Power Project. Based on his extensive knowledge and experience, he has successfully established the foundation to complete UAE Nuclear Power Project with effective measures to manage the project and achieve the target process rate while managing it from the start. If the nominee is elected as a standing director, his expertise and experience will contribute to enhancing shareholder values by successfully carrying out UAE Nuclear Power Project and carrying forward new overseas nuclear and other generation projects.